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SEC Mail Processing Section
NOV 30 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2016 (MM/DD/YY) AND ENDING September 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vFinance Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Natalia Watson 561-869-5215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC RECEIVED 2017 NOV 30 PM 1:47

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Natalia Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vFinance Investments, Inc., as of November 28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOHANNA WALLENGREN
Notary Public - State of Florida
Commission # GG 016405
My Comm. Expires Jul 28, 2020

Signature

Chief Financial Officer
Title

Johanna Wallengren
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

vFinance Investments, Inc.

(a wholly owned subsidiary of
National Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

vFinance Investments, Inc.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition and Notes

Year ended September 30, 2017

Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. (the "Company") as of September 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of vFinance Investments, Inc., as of September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

/s/ EisnerAmper LLP

New York, New York
November 28, 2017

Statement of Financial Condition
September 30, 2017

ASSETS

Cash	$740,670
Cash deposits with clearing organizations	704,769
Receivables from broker dealers and clearing organizations	25,799
Securities owned, at fair value	1,288,508
Due from parent	193,126
Furniture and equipment, net	3,841
Prepaid and other assets	105,883
TOTAL ASSETS	**$3,062,596**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Securities sold, but not yet purchased, at fair value	$150,598
Accrued commissions and payroll	299,059
Accounts payable and other accrued expenses	771,980
Payable to broker dealers and clearing organizations	12,500
Due to affiliate	15,224
Total Liabilities	**1,249,361**
Shareholder's Equity	
Common stock $0.01 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	2,613,823
Accumulated deficit	(800,598)
Total Shareholder's Equity	**1,813,235**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$3,062,596**

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

vFinance Investments, Inc. ("the Company"), an indirect wholly owned subsidiary of National Holdings Corporation ("Parent"), is a broker dealer licensed to conduct activities in all 50 states, Washington DC and Puerto Rico. The Company has corporate offices in New York, Florida and Texas. The Company's core business activity is making markets in micro-cap, small cap, NASDAQ and NYSE listed stocks. The Company also trades in United States Treasury securities and investment grade municipal securities. The Company does not require collateral from its customers. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors.

The Company is subject to regulation by, among others, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Commodity Futures Trading Commission and the National Futures Association.

The Company does not hold customer funds or securities. The Company currently utilizes three clearing firms to clear its transactions, National Financial Services, LLC ("NFS"), Industrial and Commercial Bank of China Financial Services, LLC, and Rosenthal Collins Clearing.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Such estimates include accruals for contingencies (See Note E).

[2] New accounting guidance:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts With Customers (Topic 606) which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for the Company beginning October 1, 2018, and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently evaluating the potential impact of this standard on its financial statements which, for costs to obtain a contract may need to be capitalized, amortized and reviewed regularly for impairment.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company beginning October 1, 2019 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

NOTE C – FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table presents the carrying values and estimated fair values at September 30, 2017 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	September 30, 2017			
Assets	**Carrying Value**	**Level 1**	**Level 2**	**Total Estimated Fair Value**
Cash	$ 740,670	$ 740,670		$ 740,670
Cash deposits with clearing organizations	704,769	704,769		704,769
Receivables from broker-dealers and clearing organizations	25,799		25,799	25,799
Due from parent	193,126		193,126	193,126
	$ 1,664,364	$ 1,445,439	$218,925	$ 1,664,364
Liabilities				
Accrued commissions and payroll	$ 299,059		$299,059	$ 299,059
Accounts payable and accrued expenses	771,980		771,980	771,980
Payable to broker dealers and clearing organizations	12,500		12,500	12,500
Due to affiliate	15,224		15,224	15,224
	$ 1,098,763		$1,098,763	$ 1,098,763

The following table presents the financial assets and liabilities measured at fair value on a recurring basis at September 30, 2017:

	September 30, 2017			
Assets	**Carrying Value**	**Level 1**	**Level 2**	**Total Estimated Fair Value**
Securities owned				
Corporate stocks	$ 43,271	$ 43,271		$ 43,271
Municipal bonds	1,238,571	1,238,571		1,238,571
Restricted common stock	6,666		6,666	6,666
	$ 1,288,508	**$ 1,281,842**	**$6,666**	**$ 1,288,508**
Liabilities				
Securities sold, but not yet purchased				
Common stock	$ 4	$ 4		$ 4
Municipal bonds	150,594	150,594		150,594
	$ 150,598	**$ 150,598**		**$ 150,598**

Debt securities are valued based on recently executed transactions.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $1,397,346, which was $397,346 in excess of its required net capital of $1,000,000.

The Company's ratio of aggregate indebtedness to net capital was .8 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

NOTE E - CONTINGENCIES

The Company is a defendant in arbitrations, which are routine and incidental to the Company's business. The Company intends to vigorously defend itself in these actions, and based on discussions with counsel believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time. Costs of approximately $625,000 related to such matters that are probable and reasonably estimable have been accrued at September 30, 2017.

NOTE F - INCOME TAXES

The Company is included in the consolidated federal and certain combined state income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. There are no taxes for fiscal 2017 currently payable by the Company on a separate company basis.

At September 30, 2017, the Company has a deferred tax asset of approximately $415,000 consisting of $61,000 relating to net operating loss carryforwards which expires in 2037, $25,000 relating to accrued compensation, $77,000 relating to a capital loss carryover which expires in 2020 and $252,000 relating to accrued expenses. The Company believes that is more likely than not that its deferred tax asset will not be realized and, accordingly, has provided a valuation allowance against such amount.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of September 30, 2017.

NOTE G - COMMITMENTS

Operating leases:

As of September 30, 2017, the Company is obligated for minimum future lease payments aggregating approximately $123,000, under two non-cancelable operating lease agreements for office space, expiring in February 2020.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At September 30, 2017, there were no amounts to be indemnified to the clearing brokers.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk such as securities sold, but not yet purchased. At September 30, 2017, the Company sold securities that they do not own and would therefore be obligated to purchase such securities at a future date. These obligations have been recorded in the statement of financial condition at the market value of the related securities and the Company will incur a loss if the market value of the securities increases subsequent to September 30, 2017.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

NOTE K - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement in January 2013 with its Parent, whereby Parent provides the Company with space in the office located in Boca Raton, FL., certain insurance coverage, such as errors and omissions, health, dental, life, disability and vision, as well as flexible spending account processing, shipping, equipment leases, telecom services and other miscellaneous services.

The Company entered into a service agreement in May 2017 with its affiliate, National Securities Corporation ("NSC"), a wholly owned subsidiary of the Company's Parent, which replaced a prior service agreement entered into in January 2015, whereby NSC provides the Company with certain services including accounting, compliance, registrations, corporate administration, information technology and human resources support services.

In May 2017, the Company entered into another service agreement with NSC, which replaced a prior service agreement entered into in January 2015, whereby the Company provides NSC with certain services including trading compliance, operations and supervision support.

In January 2015, the Company entered into an agreement with NSC, whereby, as consideration for the direction of some of NSC's retail order flow to the company for execution, the company will share its revenue with NSC equal to 40% of the net profit on such transactions.